FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For December 16, 2003

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __X___  Form 40-F  ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______        No __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.

        (Registrant)

Date: January 6, 2003                                                                                                                            By: s/ Christine Penner

Name:  Christine Penner

Title:  Corporate Administrator

2500, 101- 6th Avenue SW Calgary, AB T2P 3P4 Phone (403) 264-6161 Fax (403) 266-3069
Gentry Exceeds Year-end Production Target

Calgary, Alberta, December 16, 2003 - Gentry Resources Ltd. (“Gentry” or the “Company”) is pleased to announce that its current production is approximately 2,440 boe per day, which exceeds the Company’s 2003 exit production target of 2,400 boe per day.

During the fourth quarter, Gentry drilled 15 (7.9 net) of its budgeted 19 wells and plans to drill the remaining four wells prior to year-end. These 15 wells resulted in an 80% success rate. The bulk of the Company’s drilling this quarter has been in the Princess area, with eight wells (3.6 net) drilled, of which six wells (2.7 net) are awaiting completion, tie-in or temporary single well battery approvals.  The remaining two wells (0.9 net) were abandoned.

Sedalia has seen five wells (3.8 net), four of which (3.2 net) are awaiting completion and infrastructure tie-ins to gathering systems.  One well (0.6 net) was abandoned.

The remaining two wells (0.5 net) were drilled in Gentry’s Whitecourt core area, with one well currently being tied in and the other awaiting completion.

Gentry expects to exit the year at production levels exceeding the current 2,440 boe per day as wells are completed and tied-in, and battery installations are completed.

Gordon McKay, Chief Operating Officer, said the Company is now starting to see the rewards of production additions due to its successful internally-generated drilling programs.  Gentry continues to increase its working interests in all three of its core operated properties.

Gentry trades on the TSX under the symbol “GNY” and currently has 27,346,091 common shares issued and outstanding.

For Details, Contact:

Hugh Ross, President & Chief Executive Officer

(403) 264-6161

R. Gordon McKay, Chief Operating Officer

(403) 264-6161

Roger Fullerton, Manager, Investor Relations

(952) 929-7243

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com

TSX Symbol:  GNY